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April 9, 2003

Dear Shareholder:

On behalf of management and our Board of Directors, we are pleased to invite you to attend the Annual and Special Meeting of Shareholders of Tesma International Inc. in respect of the five-month period ended December 31, 2002.

This Meeting will be held at the Design Exchange, 2nd Floor, Toronto-Dominion Centre, Ernst & Young Tower, 234 Bay Street, Toronto, Ontario, Canada, commencing at 11:00 a.m. (Toronto time) on Tuesday, May 6, 2003. The Notice of Meeting, Management Information Circular/Proxy Statement and form of proxy for our Class A Subordinate Voting Shares are enclosed with this letter.

Your shares should be represented at the Meeting. If you are unable to attend, please complete, date and sign the enclosed form of proxy, and return it in the envelope provided. Even if you plan to attend the Meeting, you may nevertheless find it convenient to express your views in advance by completing and returning the proxy form.

We look forward to seeing you at the Tesma Annual and Special Meeting of Shareholders on May 6, 2003.

Yours truly,

(Signed) "Anthony E. Dobranowski"

Anthony E. Dobranowski
President and Chief Financial Officer
TESMA INTERNATIONAL INC.

TESMA INTERNATIONAL INC.
1000 Tesma Way • Concord • Ontario • Canada • L4K 5R8 • (T) (905) 417-2100 • (F) (905) 417-2101
 www.tesma.com

Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of Shareholders (the "Meeting") of Tesma International Inc. ("Tesma" or the "Corporation") will be held at the Design Exchange, 2nd Floor, Toronto-Dominion Centre, Ernst & Young Tower, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, May 6, 2003, commencing at 11:00 a.m. (Toronto time), for the following purposes:

  1.
  to receive the consolidated financial statements of the Corporation for the five-months ended December 31, 2002 (the "fiscal 2002 stub period"), and the report of the Auditors thereon;

  2.
  to elect directors;

  3.
  to re-appoint the Auditors for the ensuing fiscal year and to authorize the Audit Committee of the Board of Directors to fix the Auditors' remuneration;

  4.
  to approve the amendment and restatement of the Corporation's stock option plan to increase the maximum number of Class A Subordinate Voting Shares issuable thereunder; and

  5.
  to transact such further or other business or matters as may properly come before the Meeting or any adjournment(s) thereof.

Only shareholders of record at the close of business on March 28, 2003 are entitled to receive notice of the Meeting.

Tesma's Report to Shareholders contains the consolidated financial statements of the Corporation for the fiscal 2002 stub period and the report of the Auditors thereon. The Management Information Circular/Proxy Statement (the "Circular") and form of proxy for the Class A Subordinate Voting Shares are provided with this Notice of Meeting. The Circular sets out additional information concerning the matters to be dealt with at the Meeting. If you are unable to be present at the Meeting in person, please complete, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the envelope provided for that purpose.

By order of the Board of Directors,

(Signed) "STEFAN T. PRONIUK" Vice President, Secretary and General Counsel TESMA INTERNATIONAL INC.

April 9, 2003
Concord, Ontario

TESMA INTERNATIONAL INC.
1000 Tesma Way • Concord • Ontario • Canada • L4K 5R8 • (T) (905) 417-2100 • (F) (905) 417-2101
 www.tesma.com

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

        This Management Information Circular/Proxy Statement (this "Circular") is furnished to the shareholders of Tesma International Inc. ("Tesma" or the "Corporation") in connection with the solicitation by and on behalf of management and the board of directors of the Corporation (the "Board") of proxies to be used at the Annual and Special Meeting of Shareholders (the "Meeting") to be held at the Design Exchange, 2nd Floor, Toronto-Dominion Centre, Ernst & Young Tower, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, May 6, 2003, commencing at 11:00 a.m. (Toronto time), and at any adjournment(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "Notice").

        This Circular, the Notice, the accompanying form of proxy and the Tesma Report to Shareholders are being mailed, on or about April 9, 2003, to shareholders of record of the Corporation as of the close of business on March 28, 2003. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy and the Tesma Report to Shareholders, as well as the costs of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies (but not for additional compensation) personally, by telephone, telefax or other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies, and will be reimbursed for their reasonable expenses in doing so.

        Pursuant to the Corporation's by-laws, the Board unanimously approved the change of the Corporation's fiscal year end to December 31, effective December 31, 2002, and the change in the Corporation's financial reporting currency to the U.S. dollar commencing January 1, 2003.

        For the purposes of this Circular, all references to dollar amounts are to Canadian dollars unless otherwise stated, references to the "fiscal 2002 stub period" are references to the five-month period ended December 31, 2002, and all references to "fiscal years" or "financial years" (including references to "fiscal" followed by a specific year) are references to the one year period ended on July 31 in the year specified.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

        The persons named in the form of proxy accompanying this Circular are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on behalf of such shareholder at the Meeting, other than the management representatives named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management representatives where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person who the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxyholder.

        A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable Canadian law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

        Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy, addressed to the Secretary of the Corporation, at one of the following locations: (i) the principal executive offices of the Corporation at 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8; (ii) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1; or (iii) the offices of Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401 (mailing address P.O. Box 1596, Denver, Colorado, USA 80201), in each case, at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment(s) thereof, at which the proxy is to be used. If a shareholder who has completed a proxy attends the Meeting in person and specifically so requests, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

Non-Registered Holders

        Only registered shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

  (b)
  in the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 of the Canadian securities laws, the Corporation will be distributing copies of the Notice, this Circular, the accompanying form of proxy and the Tesma Report to Shareholders (collectively, the "meeting materials") to the depository and intermediaries for further distribution to Non-Registered Holders. Due to the "non-routine" nature of the business to be conducted at the Meeting (as described in the Notice), National Instrument 54-101 requires intermediaries to forward the meeting materials to all Non-Registered Holders and receive voting instructions from them, regardless of whether a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders will either:

  (a)
  be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

  (b)
  less typically, be given a proxy which has already been signed by the intermediary (usually by way of a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation, Computershare Trust Company of Canada or Computershare Trust Company Inc., as described above. This proxy need not be signed by the Non-Registered Holder.

        In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies.

        A Non-Registered Holder may revoke a voting instruction form (or proxy) given to an intermediary, at any time, by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form (or proxy) that is not received by the intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

        The shares represented by any valid proxy in favour of the management representatives named in the accompanying form of proxy will be voted (i) for or withheld from voting (abstain) on the election of directors, the re-appointment of the Auditors and the authorization of the Audit Committee of the Board to fix the remuneration of the Auditors, and (ii) for, against or withheld from voting (abstain) on the resolution set out in Schedule "A" to this Circular approving the amendment and restatement of the Corporation's stock option plan to increase the maximum number of Class A Subordinate Voting Shares issuable thereunder as of March 24, 2003 (the "Stock Option Plan Amendment/Restatement"), in all cases in accordance with any specific instructions given by a shareholder on the form of proxy. In the absence of such specific instructions, such shares will be voted by the management representatives as follows: FOR the election as directors of the management nominees named in this Circular; FOR the re-appointment of Ernst & Young LLP ("Ernst & Young") as the Auditors of the Corporation and the authorization of the Audit Committee of the Board to fix the Auditors' remuneration; and FOR the approval of the Stock Option Plan Amendment/Restatement.

        The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other business or matters to be raised at the Meeting.

RECORD DATE

        The Board has fixed the close of business on March 28, 2003 as the record date (the"Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares, and has demanded in writing, not later than 10 days before the Meeting, that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting; and (ii) a holder of Class A Subordinate Voting Shares issued by the Corporation after the Record Date in connection with the exercise of stock options or conversion rights to acquire such shares shall be entitled to vote at the Meeting in person or by proxy if such holder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment(s) thereof.

VOTING SECURITIES AND PRINCIPAL HOLDERS

        As of the Record Date, there were 18,110,429 Class A Subordinate Voting Shares outstanding. Holders of Class A Subordinate Voting Shares are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

        As of the Record Date, there were 14,223,900 Class B Shares outstanding. Holders of Class B Shares are entitled to cast ten (10) votes per Class B Share held by them on each matter to be acted on at the Meeting. Holders of Class B Shares are entitled, at any time and from time to time, to convert each Class B Share into a Class A Subordinate Voting Share on a one-for-one basis.

        The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares, as of the Record Date:

	Class of Shares	Number of Shares	Percentage of Class
Magna International Inc. (1)	Class B	14,223,900	100%
(1)
4,484,477 of these shares are held by 1128969 Ontario Inc., a wholly-owned subsidiary of Magna International Inc. ("Magna"). The Stronach Trust controls Magna through its right to direct the votes attached to 726,829 class B shares of Magna. Mr. Frank Stronach (the founder, chairman and a director of Magna) and Ms. Belinda Stronach (a director and the Chairman of the Corporation, and the President, Chief Executive Officer and a director of Magna), together with two other members of their family, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

        Magna International Inc. ("Magna") has advised the Corporation that it intends to vote its Class B Shares for the election of the management nominees named in this Circular as directors of the Corporation, for the re-appointment of Ernst & Young as the Auditors of the Corporation and the authorization of the Audit Committee of the Board to fix the Auditors' remuneration, and for the approval of the Stock Option Plan Amendment/Restatement.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements and Auditors' Report

        Management, on behalf of the Board, will submit to the shareholders at the Meeting the audited consolidated financial statements of the Corporation for the fiscal 2002 stub period, and the report of the Auditors thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The audited consolidated financial statements and Auditors' report form part of the Corporation's Report to Shareholders which is being mailed to shareholders with the Notice and this Circular.

Election of Directors

        Under the restated articles of incorporation of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors. A special resolution passed on July 31, 1995 authorizes the directors to determine the number of directors of the Corporation from time to time. Pursuant to that special resolution, the number of directors of the Corporation is currently fixed at seven (7). The term of office of each current director expires at the close of the Meeting unless successors are not elected, in which case the current directors remain in office until their successors are elected or appointed in accordance with applicable law and the Corporation's by-laws.

        Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specific instructions to withhold or abstain from voting on the proxy), the election of the seven (7) persons whose names are set forth below, all of whom are now and have been directors of the Corporation for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. A shareholder may withhold his/her/its vote from any individual nominee by striking a line through the particular nominee's name in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director of the Corporation, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

        The following table sets forth information with respect to each of the seven (7) management nominees for director, including the number of Class A Subordinate Voting Shares, Tesma deferred share units and Class B

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such nominee, as of the Record Date:

Name and Address of Proposed Nominee	Age	Director Since	Other Positions and Offices Presently Held With the Corporation	Principal Occupation	Class A Subordinate Voting Shares/Per Cent of Class	Deferred Share Units (1)	Class B Shares/ Per Cent of Class

Manfred Gingl Kettleby, Ontario	54	April 27, 1995	Vice Chairman and Chief Executive Officer	Vice Chairman and Chief Executive Officer of the Corporation and Executive Vice Chairman, Magna International Inc. (auto parts manufacturer)	282,230/1.56% (2)	Nil	Nil
Oscar B. Marx, III (3) Laguna Beach, California	64	July 31, 1995	None	Vice President, TMW Enterprises Inc. (private investment firm)	3,610 (4) (5) (6)	8,818.53	Nil
Hon. David R. Peterson, P.C. (3) (7) Toronto, Ontario	59	February 13, 2002	None	Chairman, Cassels Brock & Blackwell LLP (Barristers and Solicitors)	2,000 (4) (6)	2,384.08	Nil
Belinda Stronach (7) Aurora, Ontario	36	December 12, 2001	None	President and Chief Executive Officer, Magna International Inc.	Nil	Nil	Nil (8)
Judson D. Whiteside (3) (9) Thornhill, Ontario	56	July 31, 1995	None	Chairman and Chief Executive Officer, Miller Thomson LLP (Barristers and Solicitors)	5,010 (4) (6) (10)	5,125.67	Nil
Siegfried Wolf Weikersdorf, Austria	45	June 6, 2002	None	Executive Vice Chairman, Magna International Inc.	1,000 (4)	Nil	Nil
Hon. M. Douglas Young, P.C. (7) (9) Ottawa, Ontario	62	July 31, 2002	None	Chairman, Summa Strategies Canada Inc. (government relations agency)	Nil (6)	1,740.81	Nil
(1)
Granted pursuant to the Tesma International Inc. Non-Employee Director Share-Based Compensation Plan. See "Compensation of Directors and Executive Officers — Directors' Compensation — Directors' Deferred Compensation Plan" below.

(2)
262,166 of these shares are held by Wahlheim Capital Inc., a company controlled by Mr. Gingl.

(3)
Member of the Audit Committee. See "Board of Directors and Committees of the Board" below.

(4)
These shares represent less than 1% of the class.

(5)
These shares are held by the OB Marx III Revocable Trust. Mr. Marx is the trustee for the OB Marx III Revocable Trust.

(6)
Each of Messrs. Marx and Whiteside also hold options to acquire 10,000 Class A Subordinate Voting Shares granted to them in their capacities as directors of the Corporation under the Tesma incentive stock option plan (the "Stock Option Plan") during fiscal 2000. Such options were granted for a term of ten years ending June 14, 2010, at an exercise price of $26.00, and vested as to 50% on the date of the grant (June 15, 2000) and the remaining 50% vested on August 1, 2001. Following their appointments as directors of the Corporation during fiscal 2002, each of Messrs. Peterson and Young were granted options to acquire 5,000 Class A Subordinate Voting Shares under the Stock Option Plan. Such options were granted for a term not exceeding ten years ending July 31, 2012, at an exercise price of $31.74, and vesting as to 50% on the date of the grant (August 21, 2002) with the remaining 50% vesting on August 1, 2003. Neither Ms. Stronach nor Mr. Wolf have been granted options to acquire Class A Subordinate Voting Shares. As to the options granted to Mr. Gingl (in his capacity as an officer of the Corporation) under the Stock Option Plan, see "Compensation of Directors and Executive Officers — Stock Option Plans, Grants and Exercises" below.

(7)
Member of the Human Resources and Compensation Committee. See "Board of Directors and Committees of the Board" below.

(8)
See "Voting Securities and Principal Holders" above.

(9)
Member of the Environmental, Health and Safety Committee. See "Board of Directors and Committees of the Board" below.

(10)
600 of these shares are held by an associate of Mr. Whiteside.

        All of the management nominees for director were elected to their present terms of office by the shareholders of the Corporation at the annual meeting held on December 5, 2002.

        Each of the management nominees for director has held the principal occupation identified in the above table or another position with the same employer for the past five years. Ms. Stronach and Messrs. Gingl and Wolf are also directors of Magna. For biographical information relating to the Corporation's directors, please visit Tesma's website at www.tesma.com.

        There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director of the Corporation.

        As of the Record Date, 1,622,236 Class A Subordinate Voting Shares, representing approximately 8.96% of the class, are held by the Tesma Canadian and U.S. Deferred Profit Sharing Plans (the "Tesma DPSPs"). Through his position as the President of the Corporation, Mr. Anthony E. Dobranowski retains the right to direct the trustees of the Tesma DPSPs in regards to voting and disposing of such shares. The trustees, absent any direction from Mr. Dobranowski, have the right to vote such shares. Mr. Dobranowski is not a beneficiary under the Tesma DPSPs.

        Excluding the shares that Mr. Dobranowski may exercise control or direction over through the Tesma DPSPs and excluding the shares that Ms. Stronach may be deemed to own beneficially or exercise control or direction over as disclosed in footnote 8 to the above table, the directors and officers of the Corporation as a group (13 persons) owned beneficially or exercised control or direction over 329,900 Class A Subordinate Voting Shares, or approximately 1.82% of the class, and no Class B Shares, as of the Record Date.

Re-Appointment of Auditors/Auditors' Remuneration

        At the Meeting, the shareholders will be asked to re-appoint Ernst & Young as the Auditors of the Corporation, and both the Audit Committee and the Board recommend that the shareholders do so. Ernst & Young have served as the Auditors of Tesma and its predecessors since November 1987. The persons named in the accompanying form of proxy will, in the absence of specific instructions to withhold or abstain from voting on the proxy, vote for the re-appointment of Ernst & Young as the Auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the Audit Committee of the Board to fix the Auditors' remuneration.

        For a description of the fees billed to the Corporation by Ernst & Young for audit, audit related and non-audit services provided during the fiscal 2002 stub period, see "Board of Directors and Committees of the Board — Audit Committee — Auditors' Independence" below. Audit related services provided by Ernst & Young to the Corporation are generally closely linked to the performance of the audit of Tesma's financial statements or are recurring services that are typically performed by the external auditor. Non-audit services consist primarily of tax compliance and tax advisory services.

        Representatives of Ernst & Young are expected to attend the Meeting and will have an opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

Stock Option Plan Amendment/Restatement

        On July 19, 1995, Tesma adopted an incentive stock option plan (the "Stock Option Plan") in order to provide incentive stock options and, if specifically granted, stock appreciation rights in respect of its Class A Subordinate Voting Shares to eligible senior officers and employees of the Corporation and its subsidiaries. Effective October 24, 1996 and subject to shareholder approval (which was received on December 4, 1996), the Board authorized an amendment and restatement of the Stock Option Plan to: (a) extend the group of persons eligible to participate under the Stock Option Plan to include directors and persons engaged to provide management or consulting services to or for the benefit of the Corporation or its subsidiaries; and (b) specifically adopt, in the text of the Stock Option Plan, the provisions of section 630 of the rules of The Toronto Stock Exchange (the "TSX") on listed company incentive share arrangements, which effectively provide that, under the Stock Option Plan and any other share compensation arrangements of Tesma: (i) the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of Tesma's outstanding shares; (ii) the number of shares issued to insiders, within a one-year period, may not exceed 10% of Tesma's outstanding shares; or (iii) the number of shares issued to any one insider and that insider's associates, within a one-year period, may not exceed 5% of Tesma's outstanding shares. Effective June 15, 2000, the Board authorized a further amendment and restatement of the Stock Option Plan to enable members of the Human Resources and Compensation Committee (which is responsible for the administration of the Stock Option Plan) to become eligible, together with the other directors of the Corporation, to participate in the Stock Option Plan, and to permit the transfer of options by participants under the Stock Option Plan to their family members, registered retirement savings plans, family trusts or controlled corporations in accordance with the applicable policies of the TSX.

        The option price for options granted under the Stock Option Plan is to be established at the time of the grant, but cannot be less than the closing price of the Class A Subordinate Voting Shares on the TSX (with respect to options denominated in Canadian dollars) or on the NASDAQ National Market (with respect to options denominated in U.S. dollars) on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined at the time of the grant, and options granted are for terms not exceeding ten years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder.

        The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan was, up to March 24, 2003, 3,000,000 Class A Subordinate Voting Shares, subject to certain customary anti-dilutive adjustments. On March 24, 2003, the Board authorized an amendment and restatement of the Stock Option Plan to increase the maximum number of Class A Subordinate Voting Shares issuable thereunder from 3,000,000 to 4,000,000, subject to the receipt of any required regulatory and other approvals (including approval by the shareholders of the Corporation at the Meeting). In its deliberations, the Board took into account a number of factors, including the following:

  •
  the Stock Option Plan is the only share compensation arrangement under which the Corporation may grant options;

  •
  the 3,000,000 Class A Subordinate Voting Shares reserved for issuance under the Stock Option Plan (unchanged since Tesma's initial public offering on July 31, 1995) represent 9.28% of Tesma's issued and outstanding Class A Subordinate Voting Shares and Class B Shares ("Tesma's Outstanding Shares") as at March 24, 2003;

  •
  from July 31, 1995 to March 24, 2003, options to purchase 1,740,150 Class A Subordinate Voting Shares were either exercised or surrendered/cancelled for consideration, thereby reducing the number of Class A Subordinate Voting Shares available for issuance under the Stock Option Plan by the same amount;

  •
  as at March 24, 2003, options to purchase 1,249,850 Class A Subordinate Voting Shares were outstanding, thereby leaving only 10,000 Class A Subordinate Voting Shares available for the grant of additional options under the Stock Option Plan;

  •
  Tesma's compensation philosophy for management of the Corporation includes low base salaries, standard basic benefits, "at risk" incentive compensation, long-term incentives and mandatory stock ownership (see "Compensation of Directors and Executive Officers — Human Resources and Compensation Committee - Report on Executive Compensation" below);

  •
  as part of long-term incentives, stock option grants are used to encourage option recipients to remain as employees or officers of Tesma over the long-term; option grants are also considered annually for members of Tesma's management and other employees based on their respective performance/contribution to Tesma during the preceding completed fiscal period;

  •
  the increase of 1,000,000 shares (the "Additional Shares") to the maximum number of Class A Subordinate Voting Shares issuable under the Stock Option Plan represents approximately 3.09% of Tesma's Outstanding Shares as at March 24, 2003;

  •
  together with the 10,000 Class A Subordinate Voting Shares available for the grant of options under the Stock Option Plan, the Additional Shares will make 1,010,000 Class A Subordinate Voting Shares available under the Stock Option Plan or approximately 3.12% of Tesma's Outstanding Shares as at March 24, 2003; and

  •
  together with the 10,000 Class A Subordinate Voting Shares available for the grant of options and the 1,249,850 outstanding options under the Stock Option Plan, the Additional Shares will make a total of 2,259,850 Class A Subordinate Voting Shares available under the Stock Option Plan or approximately 6.99% of Tesma's Outstanding Shares as at March 24, 2003.

        The full text of the resolution approving the Stock Option Plan Amendment/Restatement is attached to this Circular as Schedule "A", with the Stock Option Plan as amended and restated attached to this Circular as Schedule "B" (the "2003 Amended and Restated Incentive Stock Option Plan").

        Following the approval of the Stock Option Plan Amendment/Restatement, the 2003 Amended and Restated Incentive Stock Option Plan will, effective as of March 24, 2003, permit the Corporation to grant additional options (and stock appreciation rights) for up to 1,010,000 Class A Subordinate Voting Shares (or

3.12% of Tesma's outstanding Class A Subordinate Voting Shares and Class B Shares as at March 24, 2003), determined as follows:

maximum number of Class A Subordinate Voting Shares available	4,000,000
options to purchase Class A Subordinate Voting Shares exercised or surrendered/cancelled for consideration	(1,740,150)
options to purchase Class A Subordinate Voting Shares granted and outstanding	(1,249,850)

Net balance available	1,010,000

        The rules of the TSX require that an amendment to the maximum number of shares issuable under a stock option plan be approved by the shareholders at a meeting of shareholders. Accordingly, in order to approve the Stock Option Plan Amendment/Restatement, the resolution attached as Schedule "A" must be passed by a simple majority of the votes cast by the Corporation's shareholders who vote in respect of such resolution at the Meeting. Upon the passage of such resolution, the 2003 Amended and Restated Incentive Stock Option Plan shall become effective as of March 24, 2003. The Board recommends that shareholders vote in favour of the Stock Option Plan Amendment/Restatement. The persons named in the accompanying form of proxy will, in the absence of specific instructions to vote against or withhold or abstain from voting on the proxy, vote for the approval of the Stock Option Plan Amendment/Restatement.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

        The Board oversees the business and affairs of the Corporation, supervises the day-to-day conduct of business by senior management, establishes or approves overall corporate policies where required and involves itself jointly with management in the creation of shareholder value, the preservation and protection of the Corporation's assets and the establishment of the Corporation's strategic direction. For these purposes, the Board holds regularly scheduled meetings on a fiscal quarterly basis, with additional meetings held as required. A separate strategic planning and business plan review meeting is held at, or prior to, the commencement of each fiscal year. There were four meetings of the Board during the fiscal 2002 stub period. In addition, there is ongoing communication between senior management and Board members on an informal basis and through Committee meetings.

        To assist in the discharge of its responsibilities, the Board has established three standing committees — the Human Resources and Compensation Committee, the Environmental, Health and Safety Committee and the Audit Committee — and prescribed the responsibilities and mandates or charters of each such Committee. From time to time, the Board also establishes special committees composed entirely of independent directors (i.e. "outside" or non-management and "unrelated directors" within the meaning of the TSX Corporate Governance Guidelines (the "TSX Guidelines") — see "Report on Corporate Governance" below) to review and make recommendations on specific business matters, including related party transactions. See, for example, "Interests of Management and Other Insiders in Certain Transactions - Sale/Leaseback Transaction with Magna" below. Each such special committee operates pursuant to written guidelines or the mandate set out in the Board resolutions establishing such special committee.

Human Resources and Compensation Committee

        The Human Resources and Compensation Committee is comprised of three directors: Ms. Stronach (Chairman) and Messrs. Peterson and Young, all of whom are "outside" or non-management directors and, with the exception of Ms. Stronach, are "unrelated directors" within the meaning of the TSX Guidelines. In accordance with its mandate, the Human Resources and Compensation Committee meets as required to review and make recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites (cash and non-cash) for Executive Management of the Corporation (i.e. the President and any other individual employed by Tesma that the Board determines to be a member of Executive Management) and to review the compensation, benefits and perquisites of other members of Corporate Management (i.e. Executive Management and any other individual employed by Tesma that the Board determines to be a member of Corporate Management) and/or senior officers of the Corporation. The Human Resources and Compensation Committee also reviews and approves the disclosure relating to the compensation of directors and officers of the Corporation contained in this Circular (and, if applicable, in other documents prior to their distribution to Tesma's shareholders), prepares the Report on Executive Compensation contained herein, administers the Stock Option Plan and performs such other functions as requested or delegated by the Board. See "Compensation of Directors and Executive Officers — Human Resources and Compensation Committee — Report on Executive Compensation" below. The Human Resources and Compensation Committee met twice during the fiscal 2002 stub period.

Environmental, Health and Safety Committee

        The Environmental, Health and Safety Committee is comprised of two directors: Messrs. Young (Chairman) and Whiteside, both of whom are "outside" or non-management directors and "unrelated directors" within the meaning of the TSX Guidelines. In accordance with its mandate, the Environmental, Health and Safety Committee meets periodically to review, make recommendations and advise the Board with respect to environmental and occupational health and safety matters affecting the Corporation and its operating divisions. The Committee has oversight responsibilities over the Corporation's Health, Safety and Environmental Policy, including the periodic review of such Policy and, if deemed necessary, the recommendation to the Board for amendments or changes thereto. The Committee is also responsible for the review of the management systems in place for environmental and workplace health and safety matters, including the scheduled inspection and audit programs and other controls maintained by Tesma for its operating divisions. As the Environmental, Health and Safety Committee was only established as a standing committee of the Board in February 2003, it did not meet during the fiscal 2002 stub period. Prior to February 2003, management formally reported to the full Board on all material environmental and occupational health and safety matters affecting Tesma and its operating divisions.

Audit Committee

        The Audit Committee is comprised of three directors: Messrs. Whiteside (Chairman), Marx and Peterson, all of whom are "outside" or non-management directors and "unrelated directors" within the meaning of the TSX Guidelines. The Audit Committee operates under the Corporation's by-laws, applicable law and in accordance with the Audit Committee Charter. The Committee has general authority in relation to the Corporation's financial affairs, as well as the specific responsibility to: review and approve all fees paid to the Corporation's Auditors; review the Corporation's quarterly and annual financial statements (including management's discussion and analysis of financial condition and results of operations) and report thereon to the Board; and evaluate the performance, review the independence and make recommendations to the Board as to the annual appointment or re-appointment of the Auditors of the Corporation. The Audit Committee also has certain additional responsibilities relating to internal and external audits, oversight of management reporting on internal controls and procedures, the selection and application of significant accounting principles, financial reporting and integrity, risk assessment, relations with the Auditors and other matters. Amendments to the Audit Committee Charter are currently under review by the Audit Committee and the Board to take into consideration the various corporate governance initiatives and audit committee reforms being contemplated, adopted and/or refined by securities regulatory authorities in Canada and the United States. As and when a revised Audit Committee Charter is approved by the Board, it will be disseminated as an attachment or appendix to a future management information circular. (The current Audit Committee Charter was adopted effective June 14, 2000 and was set out as an attachment to the Corporation's management information circular/proxy statement dated October 20, 2000). The Audit Committee met four times during the fiscal 2002 stub period with management and representatives of Ernst & Young. The Audit Committee also met with, and received reports on the activities of, the providers of internal audit services of the Corporation.

Auditors' Independence

        The Audit Committee discusses with Ernst & Young, as the Auditors of the Corporation, their independence from management and the Corporation, and considers any services (other than audit and audit related services or tax compliance and tax advisory services) intended to be provided by Ernst & Young to the Corporation. There were no such additional services contemplated or provided by Ernst & Young during the fiscal 2002 stub period. During calendar 2003, the Audit Committee intends to establish a process for the review and pre-approval of all services and related fees to be paid by the Corporation to Ernst & Young.

        The aggregate fees billed by Ernst & Young for audit and audit related services provided to Tesma during the fiscal 2002 stub period were approximately $0.4 million, including performance of the audit for the five-month period ended December 31, 2002, attendance at quarterly Audit Committee meetings and the provision of related information and reports. The aggregate fees billed by Ernst & Young for non-audit services provided to Tesma during the fiscal 2002 stub period were approximately $0.1 million, substantially all of which were for tax compliance and tax advisory services (including transfer pricing assistance). During the fiscal 2002 stub period, Ernst & Young did not provide any consulting services to the Corporation or services relating to the design or implementation of the Corporation's financial information systems.

Audit Committee Report

        In connection with the audited consolidated financial statements of the Corporation for the fiscal 2002 stub period, the Audit Committee has:

  (i)
  reviewed and discussed the audited consolidated financial statements with Tesma's senior management;

  (ii)
  discussed with Ernst & Young the matters required to be discussed by the Canadian Institute of Chartered Accountants and the U.S. Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended;

  (iii)
  received and reviewed with Ernst & Young the written disclosures and related letter required by the Canadian Institute of Chartered Accountants and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees), as amended, discussed with Ernst & Young their independence as Auditors of the Corporation, and accepted Ernst & Young's confirmation of such independence; and

  (iv)
  reviewed with Ernst & Young its report to shareholders on the consolidated financial statements.

        Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young are responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards, and issuing an auditors' report thereon. The Audit Committee's responsibility is to monitor and oversee these processes in accordance with its mandate (the Audit Committee Charter).

        Based on the reviews and discussions above, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited consolidated financial statements in the Tesma Report to Shareholders, and other forms and reports required to be filed by the Corporation with the applicable Canadian securities regulatory authorities, the United States Securities and Exchange Commission and the applicable stock exchanges in respect of the fiscal 2002 stub period.

        The members of the Audit Committee have approved the contents of this report and its inclusion in this Circular.

        The foregoing report is dated as of March 24, 2003 and is submitted by the Tesma Audit Committee.

Judson D. Whiteside (Chairman)	Oscar B. Marx, III	David R. Peterson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

        The following table (the "Summary Compensation Table") sets forth a summary of all annual, long-term and other compensation earned for services in all capacities to the Corporation, its subsidiaries and other entities in which the Corporation has an interest, during the fiscal 2002 stub period and the last three completed fiscal years, in respect of individuals who were, as of December 31, 2002, the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") of the Corporation.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Financial Year	Salary	Bonus (1)	Other Annual Compensation	Securities Under Options Granted	All Other Compensation

Manfred Gingl (2) Vice Chairman and Chief Executive Officer	2002 Stub (3) 2002 2001 2000	$— $177,000 $221,000 $200,000	$— $1,079,038 $1,446,741 $1,482,949	— (4) (4) (4)	— Nil Nil 200,000		— Nil Nil Nil

Anthony E. Dobranowski President and Chief Financial Officer	2002 Stub (3) 2002 2001 2000	$ 72,516 $147,591 $108,750 $100,000	$ 394,356 $ 817,076 $ 723,370 $ 741,475	(4) (4) (4) (4)	Nil Nil 30,000 115,000		Nil Nil Nil Nil

Paul Manners (6) Executive Vice President and Chief Operating Officer	2002 Stub (3) 2002 2001 2000	$ 72,516 $131,875 $107,000 $100,000	$ 157,743 $ 345,031 $ 132,752 $ 100,000	(4) (4) (4) (4)	20,000 Nil 10,000 1,000		Nil Nil Nil Nil

Pasquale Cerullo (7) Executive Vice President, Sales, Marketing and Corporate Development	2002 Stub (3) 2002 2001 2000	U.S.$ 41,668 U.S.$117,000 U.S.$100,000 U.S.$100,000	U.S.$ 167,420 U.S.$ 440,190 U.S.$ 281,870 U.S.$ 302,881	(4) (4) (4) (4)	Nil Nil 25,000 42,500	U.S.$ U.S.$ U.S.$ U.S.$	6,250 16,500 16,500 16,500

James L. Moulds (8) Vice President, Finance and Treasurer	2002 Stub (3) 2002 2001 2000	$ 57,083 $137,000 $107,000 $100,000	$ 157,743 $ 436,331 $ 345,517 $ 226,993	(4) (4) (4) (4)	Nil Nil 17,500 25,000		Nil Nil Nil Nil

(1)
Incentive bonuses that are directly related to the performance of the Corporation. See "Employment Contracts" below.

(2)
Mr. Gingl was appointed as Vice Chairman of the Corporation (relinquishing the title of President of the Corporation) effective May 6, 2002. He retains his position as Chief Executive Officer of the Corporation but, since May 1, 2002, 100% of his compensation arrangements (including base salary, annual cash bonus and fringe benefits) have been borne by Magna (in his capacity as Executive Vice Chairman of Magna). See "Employment Contracts" below.

(3)
2002 Stub is the five-month period ended December 31, 2002.

(4)
Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the designated Named Executive Officer for such fiscal year.

(5)
Mr. Dobranowski was appointed as President of the Corporation (relinquishing the title of Executive Vice President of the Corporation) effective May 6, 2002. He retains his position as the Chief Financial Officer of the Corporation. See "Employment Contracts" below.

(6)
Mr. Manners was appointed as Executive Vice President and Chief Operating Officer of the Corporation effective May 6, 2002. Prior to that time, Mr. Manners served in various operational positions within the Corporation, including tenures as a plant manager, divisional general manager, group general manager and, most recently, as group vice president, operations for the Corporation's Fuel Technologies group. The amounts set out in the Summary Compensation Table for each of the fiscal

  2002 stub period and fiscal 2002, 2001 and 2000 represent 100% of the compensation received by Mr. Manners from the Corporation in the fiscal 2002 stub period and each such full fiscal year. See "Employment Contracts" below.

(7)
Mr. Cerullo was appointed as Executive Vice President, Sales, Marketing and Corporate Development of the Corporation (relinquishing the title of Vice President, Sales and Marketing) effective March 6, 2002. Mr. Cerullo was not directly employed or compensated by the Corporation during the fiscal 2002 stub period or any of fiscal 2002, 2001 or 2000, but was employed and compensated by a Detroit-based sales representation company. During the fiscal 2002 stub period and the last three completed fiscal years, Mr. Cerullo performed services on behalf of Tesma, and the amounts set out in the Summary Compensation Table for each of the fiscal 2002 stub period and fiscal 2002, 2001 and 2000 represent 100% of Mr. Cerullo's compensation paid by the sales representation company in the fiscal 2002 stub period and each such full fiscal year. See "Employment Contracts" below.

(8)
Mr. Moulds was appointed as Treasurer of the Corporation (relinquishing the title of Controller of the Corporation) effective September 19, 2002. He retains his position as Vice President, Finance of the Corporation. See "Employment Contracts" below.

Stock Option Plans, Grants and Exercises

        For a description of the Corporation's Stock Option Plan, see "Business to be Transacted at the Meeting — Stock Option Plan Amendment/Restatement" above.

        As at December 31, 2002, options to purchase an aggregate of 1,249,850 Class A Subordinate Voting Shares were outstanding under the Stock Option Plan. The outstanding options have exercise prices of $10.50 per share (for 140,000 options), $17.25 per share (for 65,500 options), $19.00 per share (for 57,000 options), $21.70 per share (for 10,000 options), $22.50 per share (for 60,000 options), $26.00 per share (for 440,350 options), $26.45 per share (for 300,000 options), $29.40 per share (for 132,500 options) and $31.74 per share (for 44,500 options) and have expiration dates of July 30, 2005 (for 80,000 options), July 31, 2006 (for 60,000 options), July 31, 2007 (for 70,000 options), July 31, 2008 (for 65,500 options), July 31, 2009 (for 57,000 options), June 14, 2010 (for 440,350 options), July 31, 2010 (for 432,500 options) and July 31, 2012 (for 44,500 options).

        No stock appreciation rights or options to purchase securities of the Corporation or its subsidiaries were granted to any of the Named Executive Officers during the fiscal 2002 stub period.

        The following table sets forth certain information with respect to the options exercised or surrendered by the Named Executive Officers during the fiscal 2002 stub period, the aggregate number of unexercised options granted to the Named Executive Officers that were outstanding on December 31, 2002, and the value of such unexercised in-the-money options at such date:

Aggregate Option Exercises During the Five-Months Ended December 31, 2002 and Fiscal 2002 Stub Period Year-End Option Values
			Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002 (2)
Name	Class A Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized on Exercise (1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Manfred Gingl	34,000	$569,160	120,000	80,000	$148,800	$99,200

Anthony E. Dobranowski	Nil	Nil	225,000	55,000	$1,852,430	$74,320

Paul Manners	Nil	Nil	10,600	20,400	$744	$496

Pasquale Cerullo	Nil	Nil	126,500	23,500	$1,186,885	$41,240

James L. Moulds	Nil	Nil	17,500	15,000	$40,180	$23,920

(1)
Based on the difference between the closing trading price of the Class A Subordinate Voting Shares on the TSX on the trading day immediately preceding the date of exercise and the exercise price of the related options, multiplied by the number of options exercised by the Named Executive Officer.

(2)
Based on the difference between the closing trading price of the Class A Subordinate Voting Shares on the TSX on December 31, 2002 (being $27.24) and the exercise price of the related options, multiplied by the number of options held by the Named Executive Officer.

Pension Plans

        None of the officers of the Corporation or its subsidiaries, including the Named Executive Officers, participate in any Magna or Corporation-provided pension plans.

Employment Contracts

        On October 30, 2002, the Board elected Ms. Stronach as Chairman of the Corporation following the resignation of Mr. Frank Stronach as the Chairman and a director of the Corporation effective October 28, 2002. The Chairman of the Corporation is a non-executive position and, accordingly, Ms. Stronach (and Mr. Stronach previously) is not employed by, has no employment contract with, and receives no direct remuneration from, Tesma.

        The Corporation has not entered into an employment contract with Mr. Gingl in connection with his position as Vice Chairman and Chief Executive Officer of Tesma. Since May 1, 2002, 100% of Mr. Gingl's compensation arrangements (including base salary, annual cash bonus and fringe benefits) have been borne by Magna.

        The Corporation entered into an employment contract with Mr. Dobranowski in his capacity as President and Chief Financial Officer of Tesma commencing May 1, 2002 and continuing until terminated in accordance with its provisions. For the fiscal 2002 stub period, Mr. Dobranowski's employment contract provides for a base salary of U.S.$110,500 per annum (being the U.S. dollar equivalent of Canadian $173,400 per annum, converted at the average of the monthly average exchange rates during the fiscal 2002 stub period), an annual cash bonus based on a specified percentage of Tesma's adjusted pre-tax profits, the ownership of a minimum number of Class A Subordinate Voting Shares, as well as confidentiality obligations and non-competition restrictions. Mr. Dobranowski's employment contract further provides that his employment may be terminated by the Corporation either by giving advance written notice of termination for a prescribed period of time or by paying severance in lieu thereof. No notice or severance payment is required for a termination for just cause or upon Mr. Dobranowski's voluntary resignation.

        The Corporation entered into an employment contract with Mr. Manners in his capacity as Executive Vice President and Chief Operating Officer of Tesma commencing May 1, 2002 and continuing until terminated in accordance with its provisions. For the fiscal 2002 stub period, Mr. Manners' employment contract provides for a base salary of U.S.$110,500 per annum (being the U.S. dollar equivalent of Canadian $173,400 per annum, converted at the average of the monthly average exchange rates during the fiscal 2002 stub period), an annual cash bonus based on a specified percentage of Tesma's adjusted pre-tax profits, the ownership of a minimum number of Class A Subordinate Voting Shares, as well as confidentiality obligations and non-competition restrictions. Mr. Manners' employment contract further provides that his employment may be terminated by the Corporation either by giving advance written notice of termination for a prescribed period of time or by paying severance in lieu thereof. No notice or severance payment is required for a termination for just cause or upon Mr. Manners' voluntary resignation.

        Mr. Cerullo serves as Executive Vice President, Sales, Marketing and Corporate Development of Tesma. Mr. Cerullo has not entered into an employment contract with, nor did he receive any direct remuneration from, the Corporation during the fiscal 2002 stub period (see footnote 7 to the Summary Compensation Table above).

        The Corporation entered into an employment contract with Mr. Moulds in his capacity as Vice President, Finance and Controller of Tesma commencing September 16, 1999 and continuing until terminated in accordance with its provisions. Effective September 19, 2002, Mr. Moulds relinquished his title of Controller and was named Treasurer of the Corporation. Mr. Moulds' employment contract continues to apply in his new capacity as Vice President, Finance and Treasurer of the Corporation. For the fiscal 2002 stub period, Mr. Moulds' employment contract provides for a base salary of $137,000 per annum, an annual cash bonus based on a specified percentage of Tesma's adjusted pre-tax profits, the ownership of a minimum number of Class A Subordinate Voting Shares, as well as confidentiality obligations and non-competition restrictions. Mr. Moulds' employment contract further provides that his employment may be terminated by the Corporation either by giving advance written notice of termination for a prescribed period of time or by paying severance in lieu thereof. No notice or severance payment is required for a termination for just cause or upon Mr. Moulds' voluntary resignation.

        No payments are required to be made under any current employment contracts with the Named Executive Officers in the event of a change in the control of the Corporation. The maximum total amount payable by the Corporation pursuant to such contracts for severance is approximately $2.4 million in the aggregate, plus any annual bonus entitlement pro rated to the date of termination.

Directors' Compensation

Directors' Fees

        For the fiscal 2002 stub period, each director who was neither an employee of the Corporation nor a director or an officer of Magna (an "Eligible Director") was paid (or was eligible to be paid) as remuneration for his services as a director of the Corporation, the amounts set out below:

Annual Board Retainer (total)	$22,500
Cash (maximum)	$17,500
Class A Subordinate Voting Shares(1) (minimum)	$5,000
Annual Committee Retainer	$2,500
Annual Committee Chair Retainer	$5,000
Per Meeting Fee (Board and Committee)	$1,000
Written Resolutions Fee (per resolution)	$250
Board/Committee Work Day Fee	$1,000
Travel Day Fee(2)	$1,000
(1)
Also payable in Tesma deferred share units.

(2)
Eligible Directors are also entitled to be reimbursed for travelling and other expenses incurred by them in attending meetings of the Board or any Committee.

        In February 2003, the Board approved an amendment to the compensation payable to Eligible Directors to adjust such compensation to competitive levels and to reflect the responsibilities and risks involved in serving as a Board member, including the increasing demands being placed on directors' time and attention in general. Consistent with the change in the Corporation's financial reporting currency to the U.S. dollar, commencing January 1, 2003 each Eligible Director will be paid (or eligible to be paid) as remuneration for his services as a director of the Corporation, the amounts set out below:

Annual Board Retainer (total)	U.S.$	20,000
Cash (maximum)	U.S.$	15,000
Class A Subordinate Voting Shares(1) (minimum)	U.S.$	5,000
Annual Committee Retainer	U.S.$	2,500
Annual Committee Chair Retainer
Audit/Compensation Committees	U.S.$	8,000
Environmental/Other Committees	U.S.$	4,000
Per Meeting Fee (Board and Committee)	U.S.$	1,000
Written Resolutions Fee (per resolution)	U.S.$	250
Board/Committee Work Day Fee	U.S.$	1,500
Travel Day Fee(2)	U.S.$	1,500
(1)
Also payable in Tesma deferred share units.

(2)
Eligible Directors are also entitled to be reimbursed for travelling and other expenses incurred by them in attending meetings of the Board or any Committee.

        Eligible Directors are subject to a minimum maintenance (hold) requirement in respect of any Class A Subordinate Voting Shares received from the Corporation as payment for their services as directors of the Corporation. This maintenance requirement encourages director investment in the Corporation by requiring such directors to accumulate, during their tenures as directors (in minimum annual increments of $5,000 or, commencing January 1, 2003, $5,000 U.S.), Class A Subordinate Voting Shares having a minimum market value of $50,000 (or, commencing January 1, 2003, $30,000 U.S.). The market value of any deferred share units credited to the director pursuant to the non-employee director share-based compensation plan (see "Directors' Deferred Compensation Plan" below) also applies to this $50,000 (or, commencing January 1, 2003, $30,000 U.S.) minimum maintenance requirement.

        The total amount of directors fees paid to (or deferred by) Eligible Directors during the fiscal 2002 stub period was $106,208 (excluding expense reimbursements).

Directors' Deferred Compensation Plan

        Effective January 1, 1999, Tesma established a non-employee director share-based compensation plan (the "Plan") which provides Eligible Directors with a choice to defer up to 100% (in increments of 25%, 50%, 75% or 100%) of their total annual remuneration as directors from Tesma (including Board and Committee retainers, Committee chair retainers, meeting attendance fees, written resolution fees and work and travel day fees), until the director ceases to be a director of the Corporation for any reason. The amounts deferred are reflected in deferred share units allocated under the Plan, each of which has an initial value equal to the market value of a Class A Subordinate Voting Share at the time that the particular payment(s) to the director would become payable. The value of a deferred share unit appreciates (or depreciates) with increases (or decreases) in the market price of the Class A Subordinate Voting Shares, and the Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. If an Eligible Director elects to participate in the Plan, the requirement to be paid a portion of the annual Board retainer (minimum of $5,000) in Class A Subordinate Voting Shares ceases to apply. Under the Plan, when an Eligible Director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued deferred share units, net of withholding taxes. As of the Record Date, Messrs. Marx, Peterson, Whiteside and Young (all of whom are Eligible Directors) have elected to participate in the Plan. For details as to the number of deferred share units held by each Eligible Director as of the Record Date, see "Business to be Transacted at the Meeting — Election of Directors" above.

Human Resources and Compensation Committee

        For a discussion of the composition and mandate of the Human Resources and Compensation Committee, see "Board of Directors and Committees of the Board — Human Resources and Compensation Committee" above.

Report on Executive Compensation

        Tesma has adopted the organizational and operating policies and principles utilized by Magna for many years, certain of which have been embodied in the Corporate Constitution. See "Report on Corporate Governance — Corporate Constitution" below. Tesma's Corporate Constitution attempts to balance the interests of shareholders, employees and management by specifically defining the rights of employees (including management) and investors to participate in the Corporation's profits and growth, and reflects certain operational and compensation philosophies which align employee (including management) and shareholder interests. These philosophies and the Corporate Constitution assist in maintaining an entrepreneurial environment or culture at Tesma which encourages flexibility, productivity, ingenuity and innovation. Two key elements of this entrepreneurial culture are an emphasis on decentralization, which provides management with a high degree of autonomy at all levels of operation, as well as direct participation in profits by eligible employees (including variable, incentive-based compensation for management), who are also shareholders of the Corporation (either directly or indirectly by virtue of participation in the Tesma DPSPs). It is Tesma's objective to maintain its entrepreneurial culture. Accordingly, the Corporation intends to continue to apply its established compensation philosophies, which have been essential to its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Tesma organization, while assisting in the alignment of the interests of the Corporation's shareholders and employees.

        Consistent with the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which is generally lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other qualifying employees participate in 10% of the Corporation's "Employee Pre-Tax Profits Before Profit Sharing" (as defined in the Corporate Constitution) under the Tesma Employee Equity Participation and Profit Sharing Program which fosters employee participation in the profits and share ownership of Tesma and consists of a deferred profit sharing component (which is invested primarily in Class A Subordinate Voting Shares) and an annual cash distribution. As of the date of this report, the deferred profit sharing component of the Tesma Employee Equity Participation and Profit Program holds approximately 9% of the outstanding Class A Subordinate Voting Shares.

        The Human Resources and Compensation Committee, in accordance with its mandate, considers and applies the historical operating philosophies and policies of the Corporation, including its Corporate Constitution, direct profit participation, mandatory stock ownership and the use of stock options granted under the Stock Option Plan, to align the interests of management and shareholders and to create shareholder value. The Human Resources and Compensation Committee, therefore, applies the following criteria in determining or reviewing recommendations for compensation for management, including where applicable, the executive officers of the Corporation:

  Base Salaries.    Base salaries should generally be below base salaries for comparable positions within North American industrial companies (including the automotive parts supplier industry) and are not customarily increased on an annual basis. As a result, fixed compensation costs are contained or reduced, with financial rewards coming principally from variable incentive compensation.

  Incentive Compensation.    The amount of direct profit participation and, therefore, the amount of compensation "at risk" increases with the level of performance and/or responsibility. In many cases, the incentive-based compensation component for operational and corporate management represents the majority of an individual's total compensation package. Variable incentive cash compensation for the fiscal 2002 stub period paid to the Named Executive Officers represented, on average, more than 75% of such individuals' total cash compensation and reflects the financial performance (and the overall performance of management) during the fiscal 2002 stub period. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods due to reduced profits. As a result, management (including Tesma's executive officers) are encouraged to emphasize consistent profitability over the medium to long-term to sustain stable levels of annual compensation. Under the Corporate Constitution, the aggregate incentive bonuses paid and payable to Corporate Management (which includes the Named Executive Officers) in respect of any fiscal year shall not exceed 6% of the Corporation's "Pre-Tax Profits Before Profit Sharing" (as defined in the Corporate Constitution) for such year.

  Long-Term Incentives.    Minimum stock ownership in the Corporation is generally required of all profit participators (including executive officers) in order to align their interests with those of shareholders and to encourage the enhancement of shareholder value. In addition, upon the grant of options under the Stock Option Plan, extended vesting and exercise periods (of up to 5 and 10 years, respectively) are frequently used to encourage option recipients to remain as employees or officers of Tesma over the long-term, thereby promoting management stability.

  Written Employment Contracts.    The Corporation extensively utilizes written employment contracts with its executive and senior officers and members of group or divisional management to reflect the terms of their respective employment, including compensation, severance, stock ownership, confidentiality and non-competition arrangements. Prior to the entry into, renewal and/or material amendment of employment contracts with executive or senior officers of the Corporation, the Human Resources and Compensation Committee reviews such officer's compensation in the context of Tesma's historical compensation philosophies and policies, such officer's individual performance and relevant industry comparators, with the objective of ensuring that the compensation payable to such officer is, in the circumstances, commensurate with the Corporation's performance and is primarily "at risk". The fiscal 2002 stub period annual, long-term and other compensation referred to in the Summary Compensation Table for the Named Executive Officers properly reflects the compensation and benefits provided to them under their respective employment contracts.

        Tesma believes that its continued growth, superior financial returns and growth in shareholder value justify meaningful financial rewards for its executive and senior officers which are contingent on the continued profitability of the Corporation.

        The members of the Human Resources and Compensation Committee have approved the contents of this report and its inclusion in this Circular.

        The foregoing report is dated as of March 24, 2003 and is submitted by the Tesma Human Resources and Compensation Committee.

Belinda Stronach (Chairman)	David R. Peterson	M. Douglas Young

SHAREHOLDER PERFORMANCE REVIEW GRAPH

        The following graph compares the yearly total cumulative return (including dividends) for $100 invested in Class A Subordinate Voting Shares on July 31, 1998, with the yearly cumulative total return of the S&P/TSX Composite Index and the TSX Auto Parts Sub-Index (a peer industry index of automotive parts suppliers) for each of Tesma's last four most recently completed full fiscal years and the fiscal 2002 stub period. The values of each investment reflected in the graph are based on share price appreciation or depreciation plus, in the case of the Class A Subordinate Voting Shares, dividend reinvestment.

Total Cumulative Return on $100 Investment made July 31, 1998
(Assuming Reinvestment of Dividends)

	July 31, 1998	July 31, 1999	July 31, 2000	July 31, 2001	July 31, 2002	December 31, 2002

Class A Subordinate Voting Shares	$100.00	$103.81	$145.11	$153.92	$179.62	$150.84

S&P/TSX Composite Index	$100.00	$103.87	$154.63	$115.82	$101.17	$102.16

TSX Auto Parts Sub-Index	$100.00	$ 83.15	$ 70.31	$ 90.84	$ 86.63	$ 80.82

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        None of the current or former directors, executive officers, senior officers or employees of the Corporation or its subsidiaries, nor any associates of such persons, were indebted at any time during the fiscal 2002 stub period to the Corporation or its subsidiaries in connection with the purchase of securities of the Corporation or its subsidiaries. As of the Record Date, the aggregate amount of indebtedness to the Corporation or its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was approximately $1.6 million in the case of current and former directors, officers (including executive and senior officers) and employees of the Corporation and its subsidiaries. The following table contains information concerning indebtedness, excluding routine indebtedness, owed to the Corporation or its subsidiaries, other than for the purchase of the Corporation's securities, by current and former directors, executive officers and senior officers of the Corporation or their associates or affiliates:

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Fiscal 2002 Stub Period	Amount Outstanding as at March 28, 2003

Manfred Gingl(1) Vice Chairman and Chief Executive Officer	Subsidiary	$0.8 million	$1.0 million

(1)
A company controlled by Mr. Gingl purchases and sells products and services to an Austrian subsidiary of the Corporation. At December 31, 2002, $0.8 million was recorded as a net receivable from this company. See "Interests of Management and Other Insiders in Certain Transactions — Other Transactions" below. After December 31, 2002, the net receivable from this company increased by an additional $0.2 million, and totaled $1.0 million as at March 28, 2003.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Affiliation Agreement

        Magna and Tesma are parties to an Affiliation Agreement which formalizes certain aspects of their relationship and which continues to substantially reflect the arrangements adhered to by Magna and Tesma (including Tesma's predecessors) since September 1, 1988. Pursuant to the Affiliation Agreement, Magna provides Tesma with:

  •
  access to its senior management;

  •
  representation on Tesma's Board;

  •
  details of new management techniques and incentive programs;

  •
  Magna-wide marketing and market research materials, joint consultation with respect to future research and development and marketing efforts; and

  •
  a non-exclusive, world-wide licence to use trademarks which identify Magna (and its products, services and activities) in order to identify Tesma (and its products, services and activities) as being affiliated with Magna, in return for an affiliation fee calculated on the basis of 1.0% of the Corporation's consolidated net sales. Commencing August 1, 2002, special "phase-in" arrangements apply to net sales generated from acquisitions completed by the Corporation. There is no affiliation fee payable on the net sales generated from an acquired business in the fiscal year of the acquisition and only 50% of the affiliation fee (i.e. a fee calculated at 0.5% of net sales) is payable during the following fiscal year. The full 1.0% affiliation fee is payable by Tesma on the net sales from such acquired business in all subsequent fiscal years. Pursuant to the Corporate Constitution, the affiliation fee may not be increased without the prior approval of the holders of the Class A Subordinate Voting Shares and the holders of the Class B Shares, each voting separately as a class. The aggregate affiliation fee paid by the Corporation to Magna in respect of the fiscal 2002 stub period was $6.1 million.

        Under the Affiliation Agreement, Magna has the right to obtain non-exclusive licences under Tesma's present and future patents, upon normal commercial terms, to utilize any such patent in a field of operation or area of use not intended to be utilized by Tesma and in respect of products which do not compete with products produced by Tesma. Subject to Magna's discretion to license any new technology or intellectual property developed by Magna to any of Magna's subsidiaries, which may or may not include Tesma, each of Magna and Tesma have agreed to make reasonable commercial efforts to license to the other exclusively, upon normal commercial terms, any new technology or intellectual property developed by them.

        The Affiliation Agreement also provides that all programs established by Magna for the general benefit of Magna's employees (other than the Magna employee equity participation and profit sharing program) will be made available to employees of Tesma, and that the Corporation will pay its pro rata share of the costs of these programs. Specifically, the Affiliation Agreement also provides that the Corporation will fund its pro rata share of the cost of Simeon Park, a 100 acre recreational park situated near Toronto, Ontario maintained by Magna for the exclusive use of the employees (and their families) of Magna and its affiliates, including Tesma.

        The Affiliation Agreement is effective for a term of seven years and five months ending December 31, 2009, and will be renewed automatically for further one-year terms unless terminated by the Corporation or Magna upon six months' notice prior to the date of renewal.

Social Fee Agreement

        Under the terms of the Social Fee Agreement, Tesma pays Magna a fee based on 1.5% of pre-tax profits as a contribution to social and charitable programs co-ordinated by Magna on behalf of itself and its affiliates, including Tesma. This social commitment fee represents partial compliance with the requirement in the Corporate Constitution for Tesma to allocate a portion of its "Pre-Tax Profits" for political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful purposes in the communities in which Tesma and its affiliates, including Magna, operate. The aggregate social commitment fee paid by the Corporation to Magna in respect of the fiscal 2002 stub period was $0.7 million.

        The Social Fee Agreement is effective for a term of seven years and five months ending December 31, 2009, and will be renewed automatically for further one-year terms unless terminated by the Corporation or Magna upon six months' notice prior to the date of renewal.

Magna Services Inc.

        Tesma enters into separate arrangements from time to time with Magna Services Inc. ("ServiceCo"), a wholly-owned subsidiary of Magna, regarding the provision of certain administrative services for charges negotiated annually. Currently, the services provided by ServiceCo to the Corporation include: information technology (WAN infrastructure and support services); human resources and employee relations services (including administration of the Tesma Employee Equity Participation and Profit Sharing Program); foreign marketing services; internal audit services; insurance, finance, treasury, legal, environmental, immigration and tax support; and management and technology training. The aggregate charges for such services, including an allocated share of ServiceCo's facility and overhead costs dedicated to providing these services, paid by the Corporation to ServiceCo in respect of the fiscal 2002 stub period was $0.6 million.

Sale/Leaseback Transaction with Magna

        On January 31, 2003, Tesma completed a sale and leaseback transaction with MI Developments Inc. ("MID"), a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus, which includes the corporate office building and lead manufacturing facilities in each of the Corporation's Engine and Transmission Technologies groups. This transaction was reviewed by a special committee of independent directors, consisting of Mr. Whiteside (Chairman) and Messrs. Marx, Peterson and Young, which recommended to the Board to proceed with the transaction (subject to certain amended terms) as being in the best interests of Tesma in the circumstances. The unrelated directors on the Board accepted the special committee's recommendation and approved the transaction on the amended terms proposed.

        Under the terms of the purchase and sale agreement, the land and buildings comprising the Tesma corporate campus with a carrying value of $36.0 million were sold to MID for cash proceeds approximating fair value of $38.2 million. As part of the transaction, Tesma entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and to make lease payments of approximately $3.5 million per year. In addition, under the terms of the transaction, construction management fees (including carrying charges) of $2.0 million billed in fiscal 2002 by MID to the Corporation on account of this project were refunded.

Other Transactions

        During the fiscal 2002 stub period, the Corporation was billed $0.1 million on a cost recovery basis by MID for various real estate projects sourced through MID during fiscal 2002.

        Effective August 1, 2002, the Corporation transferred certain assets and activities of its non product-related research and development operations to Magna for total proceeds approximating $2.1 million.

        During the fiscal 2002 stub period, Tesma purchased $0.1 million of products and services (primarily related to tooling), sold $0.2 million of products and services, and advanced $0.2 million to Wahlheim Technik Patentverwaltung Ges.m.b.H., an Austrian company controlled by Mr. Gingl, the Vice Chairman and Chief Executive Officer of the Corporation. These transactions were effected on normal commercial terms. At December 31, 2002, $0.8 million was recorded as a net receivable from this company.

        Tesma's manufacturing plants buy from and sell products to Magna's plants on an ongoing basis in the normal course of their business and on normal commercial terms. As such, Magna is both a supplier to, and customer of, Tesma. Tesma's sales to Magna and its affiliates in the fiscal 2002 stub period were $5.7 million, and Tesma's purchases of materials from Magna and its affiliates in the fiscal 2002 stub period were $1.6 million. Tesma also leases various land and buildings used in its operations from Magna and its affiliates. Tesma's lease payments to Magna and it affiliates in the fiscal 2002 stub period were $0.5 million.

REPORT ON CORPORATE GOVERNANCE

        The Board believes that effective corporate governance structures and practices are necessary to the well-being of the Corporation and its shareholders. Tesma has adopted certain structures and procedures, in addition to the Corporate Constitution, to assist in the implementation of effective corporate governance practices and to ensure that the Board functions independently of management. Certain of these structures and procedures are currently under review as a consequence of the various corporate governance initiatives being contemplated, adopted and/or refined by securities regulatory authorities in Canada and the United States (including the TSX, the Ontario Securities Commission, the NASDAQ Stock Market and the United States Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002). Tesma believes that its corporate governance practices are in substantial compliance with all regulatory initiatives implemented and applicable to the Corporation to date. Management and the Board will continue to actively monitor and assess those initiatives that remain at the proposal or refinement stage, or which currently do not apply to the Corporation, with a view to making appropriate changes to Tesma's corporate governance structures and procedures as and when such initiatives are finalized and implemented.

        A statement of Tesma's corporate governance practices during the fiscal 2002 stub period follows the discussion of the Corporate Constitution. This statement specifically addresses and comments on the application to Tesma of the 14 items set out in the TSX Guidelines contained in Section 474 of Part IV of the TSX Company Manual.

Corporate Constitution

        Tesma is a controlled public subsidiary of Magna and, together with Tesma's predecessors, has been part of the Magna family of companies for over 25 years. Magna's unique, entrepreneurial corporate culture includes certain principles and corporate governance practices prescribed by Magna's corporate constitution. Tesma applies the same principles and corporate governance practices, and, as a separate public company, has adopted its own Corporate Constitution (as set out in its restated articles of incorporation).

        Tesma's Corporate Constitution attempts to strike a balance among Tesma's stakeholders — its employees, managers and investors - by specifically defining their respective rights to participate in the Corporation's profits, while at the same time imposing certain responsibilities and disciplines on management. Elements of these rights, responsibilities and disciplines include:

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  the entitlement of shareholders to certain minimum annual dividend distributions of, on average (over a rolling three fiscal year period), 20% of the Corporation's annual net profits (the Dividend Policy);

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  the restriction on investments by the Corporation in unrelated businesses where the amount of any such particular investment, together with all other investments in unrelated businesses, exceeds 20% of the Corporation's equity (the Investment Policy);

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  the allocation of specified distributions of the Corporation's annual adjusted pre-tax profits to eligible employees through the Employee Equity Participation and Profit Sharing Program (10%), to corporate management as incentive, profit-based compensation arrangements (maximum 6%), to research and development activities (minimum 7%), and to the support of social objectives (maximum 2%) (the Distribution Policy), with the balance of the Corporation's profits allocated for future growth, reinvestment and taxes;

  •
  the requirement for a majority of the members of the Board to be individuals who are not officers or employees of the Corporation, nor persons related to such officers or employees, and that a minimum of two directors not be officers or employees of the Corporation or its affiliates (including Magna), or directors of the Corporation's affiliates (including Magna), nor persons related to any such officers, employees or directors; and

  •
  the ability of holders of Class A Subordinate Voting Shares to directly elect directors if, on average (over a rolling two fiscal year period), a minimum 4% return on capital is not achieved or the distributions under the Dividend Policy are not paid.

Statement of Corporate Governance Practices

        The following is a statement of Tesma's corporate governance practices during the fiscal 2002 stub period with specific reference to the TSX Guidelines.

Item 1 of the TSX Guidelines:

        The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation's internal control and management information systems.

        The TSX Guidelines emphasizes the "stewardship" responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identifies the following five matters which are considered as the principal responsibilities to be discharged by a board. These matters, which are in addition to the Board's legal obligations under the applicable corporate and securities laws, are each considered below.

  (a)
  Adoption of a Strategic Planning Process.    Tesma has implemented a strategic planning process which directly involves both management and the Board. At or prior to the commencement of each fiscal year, the Board participates in a meeting with management devoted to strategic planning issues in which future trends and risks in the automotive industry over a three to five year horizon are jointly identified and discussed. At this planning meeting, specific product strategies and three-year business plans are presented by management for review and discussion by the Board. Capital expenditure projects for the ensuing fiscal year are presented and reviewed, and a specific annual capital expenditure budget is approved by the Board. Additionally, updates on industry trends, product strategies, new product and technology developments, major new business awards, capital expenditures and specific problem areas/action plans are presented by Tesma's management and discussed as part of a management report at each regular quarterly Board meeting.

  (b)
  Identification of and Managing Principal Risks.    By means of both the annual strategic planning meeting and quarterly updates by management at Board meetings, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of, and proposed responses to, those risks as they develop. This process enables the Board as a whole to actively and appropriately manage all significant risks applicable to Tesma's business. In addition, the Audit Committee has an important role in implementing and monitoring systems put in place to deal with the risks which fall within its mandate of reviewing the financial results of the Corporation, including the monitoring of internal and external audits of Tesma's accounts, the review and oversight of internal financial control procedures and other matters in relation to Tesma's financial affairs.

  (c)
  Succession Planning, Including Appointing, Training and Monitoring Senior Management.    Tesma has continued Magna's long-established policy of profit-based compensation in order to attract, retain and motivate skilled and entrepreneurial management and employees, as reflected in the Corporation Constitution. At the corporate level, the Human Resources and Compensation Committee effectively reviews and implements such profit-based compensation policy to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their levels of compensation. See "Compensation of Directors and Executive Officers — Human Resources and Compensation Committee — Report on Executive Compensation" above. Through its review of all corporate officer appointments, the Board and the Human Resources and Compensation Committee are directly involved in management succession and manpower planning issues. Both the Chief Executive Officer and the President and Chief Financial Officer of the Corporation also address management succession and development items with the Human Resources and Compensation Committee as part of the annual compensation review process. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments of corporate officers.

  (d)
  Communications Policy.    The Board regularly reviews and monitors the programs being implemented by management to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public. The President and Chief Financial Officer and the Secretary of the Corporation are primarily responsible for initiating and responding to all shareholder communications. The President and Chief Financial Officer also conducts meetings and publicly accessible conference calls and web casts with representatives of industry, analysts, brokerage firms and institutional and private investors to explain information released to the public about Tesma and its financial and operating performance. Additionally, Tesma's management makes extensive presentations at annual shareholders' meetings to review the Corporation's operating results for the prior year and its business objectives and strategies for the future. The Board and appropriate members of senior management review and approve all material investor communications, including press releases involving the dissemination of quarterly financial or other material information, and all material regulatory disclosure documents. The Board is currently reviewing a corporate disclosure policy which, when implemented, will operate to formalize the procedures already followed by the Corporation with respect to corporate disclosure, including any additional related issues raised in National Policy 51-201 which was adopted by the Canadian Securities Administrators on July 12, 2002. Upon such implementation, the responsibility for the administration and oversight of Tesma's corporate disclosure policy will be assigned to the Audit Committee.

    The Corporation also places great emphasis on its employee communications programs as contemplated under its Employee's Charter of Rights. These programs include monthly employee communications meetings, the publication of employee newsletters, divisional employee opinion surveys, and, through the Corporation's continued affiliation with Magna, the maintenance of an employee hotline, employee advocate programs and divisional fairness committees to directly address individual employee concerns.

  (e)
  Integrity of Internal Control and Management Information Systems.    The Board, through the Audit Committee, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in its delegated areas. The Audit Committee meets quarterly prior to, and reports at, each quarterly Board meeting. During its meetings, the Audit Committee meets with management, the external auditors and (at least on an annual basis) the internal auditors to review and discuss the Corporation's internal control and management information systems. Additionally, up to February 2003, management formally reported to the full Board (after February 2003, to the Environmental, Health and Safety Committee) on a periodic basis the status of all material environmental and occupational health and safety matters affecting the Corporation and its operating divisions (as such matters may arise from the divisional environmental and health and safety inspection and audit programs maintained by Tesma). In the event that the Corporation's environmental or health and safety monitoring and review systems would reveal material non-compliance issues (which, to date, has not been the case), management would promptly communicate the same, together with proposed budgets and remediation plans, for review and consideration by the Board (after February 2003, the Environmental, Health and Safety Committee and, in appropriate circumstances, the full Board). In keeping with Tesma's commitment to maintain safe and healthful workplaces as prescribed in its Employee's Charter of Rights, employees at all levels are encouraged to communicate to management and, where appropriate, directly to the Board (after February 2003, to the Environmental, Health and Safety Committee or the Board), all concerns and incidents relating to workplace environmental, health and safety issues.

Items 2 and 3 of the TSX Guidelines:

        The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

        The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

        As noted above, the Corporate Constitution requires that a majority of the members of the Board be individuals who are not officers or employees of the Corporation, nor persons related to such officers or employees, and that a minimum of two directors not be officers or employees of the Corporation or its affiliates (including Magna), or directors of the Corporation's affiliates (including Magna), nor persons related to such officers, employees or directors.

        In its assessment of the Corporation's compliance with the TSX Guidelines and its Corporate Constitution, the Board considered the circumstances of the various directors and concluded that

Messrs. Marx, Peterson, Whiteside and Young are "unrelated directors" within the meaning of the TSX Guidelines as they are "free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding".

        Mr. Marx serves as a Vice President of TMW Enterprises Inc., a management services/holding company which controls several subsidiaries operating various automotive businesses. The Board has considered the various operations of TMW Enterprises Inc., noted that no supplier or competitor relationships with Tesma exist, and concluded that such operations do not affect Mr. Marx's independence as a director of Tesma. Accordingly, the Board considers Mr. Marx to be an "unrelated director" within the meaning of the TSX Guidelines.

        Mr. Peterson is a senior partner and serves as Chairman of Cassels Brock & Blackwell LLP, a law firm located in Toronto, Canada. Cassels Brock & Blackwell LLP does not provide any legal work or services for Tesma or any of its subsidiaries. Accordingly, the Board considers Mr. Peterson to be an "unrelated director" within the meaning of the TSX Guidelines.

        Mr. Whiteside is a senior partner and serves as Chairman and Chief Executive Officer of Miller Thomson LLP, a firm which periodically provides litigation and real estate related legal services to the Corporation and to Magna (and its affiliates). During fiscal 2002, the Corporation paid Miller Thomson LLP less than $60,000 for such legal services provided ($nil during the fiscal 2002 stub period), and Mr. Whiteside was not personally involved in the provision of such services to the Corporation. Management has advised the Board that the amount or dollar value of the legal services provided from time to time by Miller Thomson LLP to the Corporation is not considered to be significant or material (nor reasonably capable of being perceived as significant or material) in the circumstances, and the Board has agreed with this conclusion. Accordingly, the Board considers Mr. Whiteside to be an "unrelated director" within the meaning of the TSX Guidelines.

        Mr. Young serves as Chairman of Summa Strategies Canada Inc., a government relations agency, which provides no services to Tesma or any of its subsidiaries. Accordingly, the Board considers Mr. Young to be an "unrelated director" within the meaning of the TSX Guidelines.

        Mr. Gingl serves as Vice Chairman and Chief Executive Officer of the Corporation. As such, he is a member of management and a "related director" within the meaning of the TSX Guidelines.

        The remaining two directors, Ms. Stronach and Mr. Wolf are not, by virtue of their position as directors and officers of Magna (considered a "significant shareholder" under the TSX Guidelines due to its ability to exercise a majority of the votes for the election of Tesma's Board), "related directors" within the meaning of the TSX Guidelines. However, for the purposes of the TSX Guidelines, the Board has determined to consider each of Ms. Stronach and Mr. Wolf as "related directors" in recognition of (i) Ms. Stronach being a trustee of, and otherwise associated with, the Stronach Trust, the entity that controls Magna (see "Voting Securities and Principal Shareholders" above) and (ii) the various interests and business relationships that exist between Magna and Tesma from time to time (see "Interests of Management and Other Insiders in Certain Transactions" above) and the potential for the perception that such interests and relationships might interfere with their respective abilities to act with a view to the best interests of the Corporation.

        Based on the foregoing considerations, the Board believes that its current composition consisting of a majority of "unrelated directors" (Messrs. Marx, Peterson, Whiteside and Young), all of whom (with the exception of Mr. Whiteside on a limited and non-material basis) do not have interests in or relationships with either the Corporation or Magna (as the "significant shareholder" of Tesma), adequately and fairly reflects the investment in Tesma by its minority shareholders.

Item 4 of the TSX Guidelines:

        The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

        Tesma has not established a separate nomination committee as recommended by the TSX Guidelines. Nevertheless, the Corporation believes that the nomination of directors (within the requirements established by the Corporate Constitution) and other issues normally considered by a nomination committee, such as the size and composition of a board, has and will continue to be effectively dealt with by the Board acting as a whole, which is comprised of six (out of seven) "outside" or non-management directors and a majority of "unrelated directors". As needs and circumstances warrant, the Board periodically reviews its size and composition and considers suitable candidates as nominees for election or appointment to the Board.

Item 5 of the TSX Guidelines:

        Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

        The Human Resources and Compensation Committee, which has been delegated this responsibility by the Board, has adopted a process for assessing the effectiveness of the Board, its Committees and individual directors as recommended by the TSX Guidelines. All of the members of the Human Resources and Compensation Committee are "outside" or non-management directors and, with the exception of Ms. Stronach, are also "unrelated directors". In respect of the fiscal 2002 stub period, the Human Resources and Compensation Committee considered the composition, size and effectiveness of the Board and its Committees, and concluded that the Board and its Committees functioned effectively throughout the five-month period ended December 31, 2002. The Human Resources and Compensation Committee intends, during calendar 2003, to consider the adoption of a formal assessment protocol to supplement its existing process for assessing the effectiveness of the Board, its Committees and individual directors.

Item 6 of the TSX Guidelines:

        Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

        To assist its new Board members in contributing effectively from the outset of their election or appointment, Tesma uses an orientation process to provide new directors with a basic understanding of its business. This process includes the supply of a comprehensive orientation manual about the Corporation and its operations, meetings with senior management and operational personnel, and scheduled visits and tours of the Corporation's manufacturing and other facilities. Such facility visits and meetings with corporate and operational management are encouraged throughout the term of each director's tenure.

Item 7 of the TSX Guidelines:

        Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

        The Board currently consists of seven directors which is believed to be adequate and appropriate. The Board reviews its size and composition from time to time to ensure that it remains of a size which is conducive to effective and efficient communication and decision-making. While there are no specific criteria for Board members, Tesma attempts to maintain a diversity of personal experience, particularly among its "unrelated directors". For a review of the current composition of the Board, see the response to "Items 2 and 3 of the TSX Guidelines" above.

Item 8 of the TSX Guidelines:

        The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

        Directors who are not employees of Tesma nor directors or officers of Magna were, during the fiscal 2002 stub period, paid (or entitled to be paid) those annual, per meeting and other fees referred to under "Compensation of Directors and Executive Officers — Directors' Compensation" above. The Board reviews the form and adequacy of these compensation levels periodically (most recently, in February 2003) relative to comparator companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain that the level of compensation paid by Tesma to its directors realistically reflects the responsibilities and risks involved in serving as a Board member.

Item 9 of the TSX Guidelines:

        Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

        The Board has established three standing committees: the Human Resources and Compensation Committee, the Environmental, Health and Safety Committee and the Audit Committee, in order to permit directors to delegate and share responsibilities and to devote the necessary expertise and resources to particular areas. Each of these Committees has a specifically defined mandate and responsibilities which have been established by the Board. In the case of the Audit Committee, the Board adopted a formal Audit Committee Charter effective June 14, 2000 to enhance the Corporation's existing corporate governance structures and practices. Amendments to this Audit Committee Charter are currently under review by the Audit Committee and the Board to take into consideration the various corporate governance initiatives and audit committee reforms being contemplated, adopted and/or refined by securities regulatory authorities in Canada and the United States. All of the members of each of the Human Resources and Compensation Committee, the Environmental, Health and Safety Committee and the Audit Committee are "outside" or non-management directors. Moreover, a majority of the members of the Human Resources and Compensation Committee and all of the members of the Environmental, Health and Safety Committee and the Audit Committee are currently "unrelated directors" within the meaning of the TSX Guidelines. The Corporation does not have a separate executive committee, nominating committee or corporate governance committee of the Board. See "Board of Directors and Committees of the Board" above.

Item 10 of the TSX Guidelines:

        Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

        The Board has retained the responsibility for developing the Corporation's approach to governance issues, for assessing the effectiveness of the Corporation's system of corporate governance as a whole and for the approval of this Statement of Corporate Governance Practices in response to the TSX Guidelines. The Board specifically reviewed and approved this Statement of Corporate Governance Practices (and its inclusion in this Circular) at a meeting held on March 24, 2003.

        During calendar 2003, the Board intends to consider the delegation of its oversight responsibilities for Tesma's corporate governance matters, including the ongoing development of the Corporation's approach to corporate governance issues, to the Human Resources and Compensation Committee. In such case, the name of the Committee will also be changed to the Compensation and Corporate Governance Committee.

Item 11 of the TSX Guidelines:

        The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

        The Board has no formal policy or "position description" setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for review or approval; however, based on accepted legal and business practices, it is clearly understood by the Chief Executive Officer, management and the Board that all transactions or other matters of a material nature to the Corporation (whether actual or anticipated) must be presented by management for review and/or approval by the Board. Additionally, each Board Committee has a formal written mandate or charter outlining such Committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers which it has specifically delegated, the Board retains all residual authority to manage or supervise the management of the business and affairs of Tesma.

        During calendar 2003, the Board intends to review and reconsider the creation and adoption of a formal Tesma "board mandate" which would, among other things, expressly define the division of responsibilities between the Board, its Committees and management, and incorporate position descriptions for the Chief Executive Officer and the President and Chief Financial Officer of the Corporation.

        The Human Resources and Compensation Committee is responsible for reviewing and approving the corporate objectives of Tesma's senior management team (as a whole) on an annual basis. At its annual review meeting with the Chief Executive Officer and the President and Chief Financial Officer of the Corporation, the performance of senior management is reviewed against the prior fiscal year's objectives and the objectives for the upcoming fiscal year (developed in relation to the Corporation's overall strategic objectives), are considered and approved.

Item 12 of the TSX Guidelines:

        Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

        The Corporation believes it has appropriate structures and procedures in place to ensure that its Board can function independently of management. These structures include: (i) the requirements in the Corporate Constitution that a majority of the directors be individuals who are not (or not related to) officers or employees of the Corporation and that, at a minimum, two directors not be (or not be related to) officers or employees of the Corporation or its affiliates (including Magna) or directors of the Corporation's affiliates (including Magna), and (ii) the actual composition of the Board whereby six of the current seven directors are "outside" or non-management directors and a majority are "unrelated directors".

        Ms. Stronach is the Chairman of the Board, a non-executive position as she is not involved in the day-to-day management of the business and affairs of the Corporation. Functionally, all "outside directors" (including the non-executive Chairman) have assumed the responsibility for ensuring that the Board discharges its duties independently of management. For example, the "outside directors" participate in periodic meetings or discussions amongst themselves, without the presence of management representatives.

        From time to time, the Board has considered the appointment of a "lead director" (and intends to again do so during calendar 2003), however, up to the present time, the Board has determined that the appointment of a "lead director" is not required due to its ability to facilitate direct and immediate communications between the "outside" directors and management. Further, the Board is of the opinion that its current structure and composition permits individual "outside" directors to directly involve themselves in specific matters where their personal inclination or experience may assist the Board and management in dealing with particular issues. Additionally, through the use of the special committee process, the "outside" and "unrelated directors" have functioned and acted independently of management in reviewing and making recommendations on specific matters pertaining to corporate governance and other related matters (including, for example, the consideration of related party transactions).

Item 13 of the TSX Guidelines:

        The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

        For a review of the composition, roles and responsibilities of the Audit Committee, including the Audit Committee Charter and, as specifically contemplated therein, the Audit Committee's oversight responsibility for management reporting on internal controls, see "Board of Directors and Committees of the Board — Audit Committee" above.

        The Audit Committee meets regularly following the conclusion of each fiscal quarter (and fiscal year end) at which time members of the Audit Committee engage in direct communications with both the external auditors and Tesma's senior financial management (who also coordinate and report on the activities of the internal auditors). While no formal engagement exists with the external auditors to perform review procedures on Tesma's unaudited fiscal quarterly financial statements, the Audit Committee's fiscal quarterly meetings involve a regular assessment of the adequacy of both the internal and external financial reporting of the Corporation, and a review and discussion of specific issues as circumstances warrant. During each fiscal year end meeting, the Audit Committee engages in separate in camera discussions with the external auditors and Tesma's senior financial management with respect to the fiscal year end audit process, including a review of the cooperation received from the Corporation's management and an evaluation of the performance of the external auditors. Accordingly, and as a result of direct communications between the external auditors and the Chairman of the Audit Committee when required, effective communication channels exist between the Audit Committee and the external auditors to discuss and review specific issues as appropriate.

        At least annually (and more often as circumstances may require), the Audit Committee meets with the internal auditors to review the activities of the internal auditors over the preceding fiscal year and to confirm the internal audit plan for the ensuing fiscal year. As the individuals performing the internal audit services report directly to the Chairman of the Audit Committee, effective communication channels exist between the Audit Committee and the internal auditors to discuss and review specific issues, as appropriate.

Item 14 of the TSX Guidelines:

        The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

        Committees of the Board are empowered to engage outside advisors at the expense of the Corporation where required in the course of their duties. The Board will also consider requests to retain outside advisors at the expense of the Corporation by individual directors or Committee members on their respective merits at the time that any such request may be made.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation participates with Magna in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to U.S.$255 million per occurrence and in the aggregate for all claims made during each year of the applicable policy period (currently August 1, 2001 to August 1, 2004, except for an annual term expiring August 1, 2003 for the excess coverage layers over U.S.$200 million) for directors and officers of the Corporation and its affiliates (including Magna), subject to a U.S.$250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations. Tesma's allocation of the premium payable for the executive indemnification portion of this insurance policy was approximately $32,000 for the fiscal 2002 stub period.

SHAREHOLDER PROPOSALS

        Proposals from shareholders for inclusion in the management information circular/proxy statement in respect of the Corporation's next annual meeting of shareholders (to be held in calendar 2004) must be received by the Secretary at the principal executive offices of the Corporation, at 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8, on or before March 15, 2004.

OTHER MATTERS

        Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting, other than those described in the Notice.

        Information stated in this Circular is dated as at March 28, 2003, except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

(Signed) "ANTHONY E. DOBRANOWSKI"	(Signed) "STEFAN T. PRONIUK"
Anthony E. Dobranowski President and Chief Financial Officer	Stefan T. Proniuk Vice President, Secretary and General Counsel

        The Corporation files an Annual Information Form with the Canadian securities regulatory authorities and a corresponding annual report on Form 40-F with the United States Securities and Exchange Commission. A copy of the most recent Annual Information Form, this Circular and Tesma's Report to Shareholders containing the consolidated financial statements of the Corporation for the five-months ended December 31, 2002, the report of the Auditors thereon and management's discussion and analysis of consolidated operating results and financial position, are available on the Corporation's website at www.tesma.com and will be sent to any person upon request in writing addressed to the Secretary at the principal executive offices of the Corporation set out in this Circular. Such copies will be sent to any Tesma shareholder without charge.

SCHEDULE "A"

STOCK OPTION PLAN AMENDMENT/RESTATEMENT

        RESOLVED that the amendment and restatement of the Corporation's Amended and Restated Incentive Stock Option Plan to increase the maximum number of Class A Subordinate Voting Shares issuable thereunder from 3,000,000 to 4,000,000 is hereby approved and adopted effective as of March 24, 2003, and the Corporation's 1993 Amended and Restated Incentive Stock Option Plan, substantially in the form attached as Schedule "B" to this Circular, is also hereby approved and adopted effective as of March 24, 2003.

SCHEDULE "B"

TESMA INTERNATIONAL INC.
2003 AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

1.    Purpose:

The purpose of this Incentive Stock Option Plan (the "Plan") is to advance the interests of Tesma International Inc. (the "Corporation") and its subsidiaries by (a) motivating and rewarding key employees, officers, directors and Consultants in relation to the long-term performance and growth of the Corporation and the total return to shareholders, and (b) attracting and retaining key employees, officers, directors and Consultants.

2.    Administration:

This Plan will be administered by the Human Resources and Compensation Committee of the Corporation (the "Committee") composed of three or more members of the Board of Directors of the Corporation (the "Board"). The Committee will administer this Plan in its discretion, subject only to the terms hereof. The Committee shall have the power to interpret the provisions of this Plan and to make regulations and formulate administrative provisions for its implementation, and to make such changes in the regulations and administrative provisions as, from time to time, the Committee deems proper and in the best interests of the Corporation. All actions of the Committee shall be final and binding upon Participants under this Plan.

3.    Shares:

The shares subject to the options and other provisions of this Plan shall be the authorized and unissued Class A Subordinate Voting Shares of the Corporation (the "Shares"). The aggregate number of Shares reserved to be issued under this Plan is limited as follows:

  (a)
  subject to adjustment pursuant to section 7 below, the aggregate number of Shares issuable under this Plan shall not exceed 4,000,000 Shares; and

  (b)
  the number of Shares reserved for issuance to any one person pursuant to options (whether granted under this Plan or otherwise) shall not exceed 5% of the total issued and outstanding "participating shares" of the Corporation on a non-diluted basis. For purposes of this Plan, "participating shares" means all classes of securities of the Corporation that carry a residual right to participate in the earnings of the Corporation and in its assets upon liquidation or winding-up, but does not include a class of securities that only carries such residual right if converted into or otherwise used to acquire another security.

If an option granted under this Plan (the "Option") expires for any reason or is (for no consideration) terminated, surrendered or cancelled without, in each such case, being exercised in full, the number of Shares that would have been issuable upon the exercise of such Option shall continue to be available under this Plan. Shares represented by an unexercised Option which is terminated, surrendered or cancelled for consideration, whether upon exercise of stock appreciation rights or otherwise, but not Shares issued in payment of any such rights, shall be deducted from the aggregate referred to in subsection 3(a) above.

Subject to the maximum limits described in subsections (a) and (b) above, the Board shall reserve the number of Shares required to honour Options granted from time to time pursuant to this Plan, and shall reserve from time to time additional Shares, if any, to ensure that a sufficient number of Shares are available for purchase under Options granted in the future.

Notwithstanding the foregoing:

  (i)
  the number of Shares reserved for issuance pursuant to stock options granted to insiders under this Plan and any other share compensation arrangement may not exceed 10% of the Corporation's then outstanding issue;

  (ii)
  the number of Shares issuable to insiders under this Plan and any other share compensation arrangement, within a one-year period, may not exceed 10% of the Corporation's then outstanding issue; or

  (iii)
  the number of Shares issuable to any one insider and such insider's associates under this Plan or any other share compensation arrangement, within a one-year period, may not exceed 5% of the Corporation's then outstanding issue.

For this purpose, the terms "insider", "share compensation arrangement" and "outstanding issue" have the meanings assigned to those terms under applicable rules of The Toronto Stock Exchange.

4.    Eligible Persons:

The Committee shall from time to time designate those Eligible Persons to whom options or stock appreciation rights shall be granted (the "Participants"), and shall determine the extent and terms of their participation. For the purpose of this Plan, "Eligible Persons" means any employee, officer, director or Consultant of the Corporation or its subsidiaries, and "Consultant" means any person engaged to provide management or consulting services to or for the benefit of the Corporation or its subsidiaries. Each grant of an Option pursuant to this Plan shall be evidenced by a stock option agreement (an "Option Agreement") executed by the Participant to whom the Option is granted and the Corporation. Each Option Agreement shall incorporate such terms and conditions as the Committee, in its discretion, deems consistent with the terms of this Plan. Each Option Agreement shall specify the dates upon which all or any instalment of the Option will be exercisable. An Option may be exercised when instalments vest at any time and from time to time thereafter with respect to all or a portion of the Shares covered by such vested instalments.

A designated Eligible Person shall have the right not to participate in this Plan, and any decision not to participate shall not affect such Eligible Person's status or relationship with the Corporation or its subsidiaries. Participation in this Plan does not confer upon a Participant any right to continued status or relationship with the Corporation or its subsidiaries.

5.    Terms and Conditions of Options:

  (a)
  Term:

    The term during which an Option will be exercisable (the "Option Term") shall be fixed at grant, but in no case shall a term exceed ten years, and each Option shall be subject to earlier termination as provided in subsection 5(f) below.

  (b)
  Exercise:

    An Option shall be exercisable only as the Committee may determine at the time of the grant. A Participant may exercise the exercisable parts of his or her Option in whole or in part at any time and from time to time during the Option Term.

  (c)
  Price:

    The price at which Shares will be issued to a Participant pursuant to an Option shall be determined at the time of the grant of the Option but, subject to section 6 below, shall not be less than the closing price of the Shares on the trading day immediately prior to the date of the grant as quoted on The Toronto Stock Exchange (with respect to Options denominated in Canadian currency) or on the Nasdaq National Market or a United States national securities exchange or quotation system on which the Shares are then traded (with respect to Options denominated in United States currency).

  (d)
  Payment:

    Participants shall be required to make payment in full for any Shares purchased upon the exercise, in whole or in part, of any Option, and no Shares shall be issued until full payment has been made.

    Payment may be in cash and/or, at the discretion of the Committee, by the delivery of other consideration or securities of the Corporation (valued at their fair market value) to the Corporation.

  (e)
  Transferability:

    Options are not transferable other than by will or according to the laws of descent and distribution. During the lifetime of a Participant, Options shall be exercisable only by the Participant, his or her guardian or legal representative. Notwithstanding the foregoing, a Participant may transfer Options to (i) his or her spouse, minor child or minor grandchild (a "Family Member"), (ii) his or her registered retirement savings plan, (iii) a family trust (if he or she is a trustee and no person, other than the Participant or a Family Member of the Participant, is a beneficiary), (iv) a wholly-owned corporation, or (v) a corporation in which he or she controls more than 50% of the votes and all the minority shareholders are Family Members, provided that, in any such case, the transfer is permitted by, and is effected in accordance with, the then applicable policies of The Toronto Stock Exchange. Upon any such permitted transfer, the transferred Options shall be deemed, for purposes of this Plan, to continue to be held by the Participant, and shall continue to be subject to the terms and conditions of this Plan as if the Participant remained the sole holder thereof.

  (f)
  Termination of Options:

    In any event that a Participant, before completely exercising his or her Option, ceases to be an Eligible Person by reason of (i) normal or early retirement under any retirement plan of the Corporation or a subsidiary, (ii) death, (iii) disability, (iv) ceasing to be a Consultant or (v) any other reason or condition acceptable to the Committee, any exercisable but unexercised parts of that Option shall, subject to subsection 5(b) above and unless the Committee otherwise decides, remain exercisable for the lesser of (A) the remainder of the Option Term or (B) one year from the date the Participant ceases to be an Eligible Person.

    If a Participant ceases to be an Eligible Person other than under the circumstances set out in the preceding paragraph before completely exercising any Option which is exercisable but unexercised, such unexercised Option or part thereof shall, unless the Committee otherwise decides, be cancelled on the date such Participant ceased to be an Eligible Person.

    Employment shall be deemed not to have terminated when a Participant leaves the employment of the Corporation or a subsidiary of the Corporation to join the Corporation or a subsidiary of the Corporation, as the case may be.

6.    Terms and Conditions of Stock Appreciation Rights:

Stock appreciation rights ("SARs") may be granted in connection with all Options granted under this Plan, either when the underlying Option is granted or at any other time prior to the expiry or exercise of such Option. Exercise of SARs shall result in cancellation of a corresponding number of Shares of the underlying Option; exercise of an Option or part thereof shall result in cancellation of a corresponding number of SARs. All SARs shall be subject to the following terms and conditions, and such additional terms, conditions and limitations as the Committee may from time to time determine.

  (a)
  Extent of Grant:

    The number of Shares covered by a grant of SARs shall not exceed the number of Shares which a Participant may purchase upon the exercise of an unexercised Option or part(s) thereof held by the Participant.

  (b)
  Limitations on Exercise:

    SARs shall be exercisable at such times and in such amounts as the Options with which such rights are connected are exercisable, provided, however, that: (i) if a SAR is granted to a person subject to Section 16(b) of the United States Securities Exchange Act of 1934, such right shall not be exercisable during the first six months after its grant (except that the limitation provided under this clause shall not apply in the event the holder dies or is disabled prior to the expiration of the six month period); and (ii) the exercise of a SAR shall be effected only during such period(s), if any, as specified by the Committee.

  (c)
  Entitlement:

    SARs shall entitle the Participant to surrender to the Corporation all or part of the unexercised but exercisable Option in connection with which the rights were granted and to receive from the Corporation in exchange therefor an amount equal to the amount, if any, by which the aggregate fair market value of the Shares covered by the surrendered Option or portion thereof at the exercise date exceeds the aggregate Option exercise price of those Shares. Payment of such amount by the Corporation may be made (i) in Corporation Shares valued at fair market value on the date of payment, or (ii) in cash, or (iii) partly in Shares and partly in cash, as shall be determined by the Committee. For the purposes of this subsection, the fair market value of the Shares shall be determined based on the weighted average closing price of the Shares on The Toronto Stock Exchange for the five consecutive days ending on the trading day immediately prior to the date in question.

  (d)
  Transferability:

    SARs are not transferable other than by will or according to the laws of descent and distribution. During the lifetime of a Participant, SARs shall be exercisable only by the Participant, his or her guardian or legal representative.

7.    Dilution Adjustments:

In the event that, at any time, the outstanding Shares are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation, whether by way of a stock dividend, stock split, consolidation, recapitalization, or other transaction effected without receipt of consideration, the Committee may make appropriate adjustments in the number or kind of shares or securities available for Options or SARs pursuant to this Plan, and in the number or kind of shares or securities which are the subject of Options and/or SARs already granted pursuant to this Plan, and to the purchase price therefor.

8.    Effect of Reorganization:

In the event of any merger, consolidation or other reorganization of the Corporation in which the Corporation is not the surviving or continuing corporation, all Options and SARs granted hereunder and outstanding on the date of such reorganization shall be assumed by the surviving or continuing corporation. If, in the event of any such merger, consolidation or other reorganization, provision for such assumption satisfactory to an owner of an option or rights granted under this Plan is not made by the surviving or continuing corporation, such owner shall have distributed to him or her within thirty days after the reorganization in full satisfaction in the case of an unexpired stock Option or SAR, or part thereof, whether or not exercisable, cash representing the excess, if any, of the fair market value on the day of such reorganization over the exercise price.

9.    Amendment, etc.:

Subject to regulatory approval and, where required, approval of the shareholders of the Corporation, the Board may, at any time and for any reason, amend, revise, suspend or discontinue this Plan, in whole or in part. This Plan shall remain in effect until it is terminated by the Board. No Options may be granted under this Plan after its termination, but no amendment, revision, suspension, discontinuance or termination of this Plan shall, without the consent of a Participant, alter or impair his or her right or rights previously granted thereunder.

10.  Miscellaneous:

  (a)
  If at any time the Committee shall determine that any listing or registration of Shares or any consent or approval of any governmental body, or any other agreement or consent, is necessary or desirable as a condition of the issuance of Shares upon any exercise of any Option, such exercise may not be consummated unless such requirement is satisfied in a manner acceptable to the Committee.

  (b)
  Whenever the Corporation proposes or is required to issue or transfer Shares under this Plan, the Corporation shall have the right to require the Participant to remit to the Corporation an amount sufficient to satisfy any withholding tax or other similar requirements of any applicable governmental or regulatory authority prior to the delivery of any certificate for such Shares. Whenever, under this Plan, payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any such withholding tax or other similar requirements.

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT
APPOINTMENT AND REVOCATION OF PROXIES
VOTING OF PROXIES
RECORD DATE
VOTING SECURITIES AND PRINCIPAL HOLDERS
BUSINESS TO BE TRANSACTED AT THE MEETING
BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
SHAREHOLDER PERFORMANCE REVIEW GRAPH
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS
REPORT ON CORPORATE GOVERNANCE
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
SHAREHOLDER PROPOSALS
OTHER MATTERS
SCHEDULE "A" STOCK OPTION PLAN AMENDMENT/RESTATEMENT
SCHEDULE "B" TESMA INTERNATIONAL INC. 2003 AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN